UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration

Statement on Form F-3ASR (File No. 333-231344)

EXHIBITS

Exhibit Number		Description

1.1	—	Underwriting Agreement, dated May 21, 2019, among Grupo Televisa, S.A.B., as Issuer, and BBVA Securities Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC as Underwriters.

4.1	—

Twentieth Supplemental Indenture, dated as of May 24, 2019, among Grupo Televisa, S.A.B., as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, relating to the 5.250% Senior Notes due 2049.

4.2	—	Form of Global Note representing the 5.250% Senior Notes due 2049 (included in Exhibit 4.1).

5.1	—	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2	—	Opinion of Mijares, Angoitia, Cortés y Fuentes, S.C.

23.1	—	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included as part of its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mijares, Angoitia, Cortés y Fuentes, S.C. (included as part of its opinion filed as Exhibit 5.2).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 24, 2019	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel

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